UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF
1940 FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT
COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Investment Company Act"), pursuant to the provisions of section 54(c) of the Investment Company Act, and in connection with such notice of withdrawal of election submits the following information:

CHANTICLEER HOLDINGS, INC.
(Name of Registrant As Specified In Its Charter)

The Rotunda
4201 Congress Street, Suite 145
Charlotte, NC 28209
(Address of principal executive offices)

(704) 366-5122
(Issuer's telephone number)

COMMISSION FILE NUMBER 814-00709

Chanticleer Holdings, Inc. (the "Company") is withdrawing its election under section 54(a) of the Investment Company Act on the following basis for filing this Notification of Withdrawal:

During April and May of 2008, the Company undertook negotiations with another company which, if acquired by the Company, would have resulted in the Company being primarily an operating entity which is not permitted under the Investment Company Act and therefore, in order to pursue this transaction, the Company has determined that withdrawing its election is in the best interest of its shareholders. Additionally, the SEC has notified the Company on more than one occasion, that they considered that the Company was not in compliance with various requirements of the Investment Company Act. While the Company believes that it could feasible to operate as a BDC, the cost to due so, balanced against the opportunity presented to acquire another business and focus the Company’s resources and capital to exploiting that business, justified presenting the matter to certain shareholders who agreed that the appropriate course of action would be to withdraw the Company’s election to be regulated as a BDC under the Investment Company Act by filing a Form N-54C with the SEC and those shareholders, holding a majority of the voting shares of the Company did, by written consent, authorized the Company to take this action.

On May 16, 2008, the holders of an aggregate of 5,314,762 shares of Common Stock representing approximately 61.6% of the total shares of the Company’s outstanding common stock entitled to vote on the matter, consented in writing without a meeting and therefore evidenced a vote in favor of the proposal to withdraw the Company's election to be treated as a business development company under the Investment Company Act. The affirmative vote of (a) 67% or more of the shares of Common Stock present (in person or by proxy) at the special meeting, or (b) more than 50% of the outstanding shares of common stock, whichever is less, was required to approve this proposal. Accordingly, the proposal received more than the votes required for approval.

SIGNATURE:

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHANTICLEER HOLDINGS, INC. a Delaware Corporation

By:	/s/ Michael D. Pruitt
Michael D. Pruitt
Chief Executive Officer
Dated: July 17, 2008